[SCICLONE PHARMACEUTICALS, INC. LETTERHEAD]

March 5, 2013

Via EDGAR and Email

Mr. Joel Parker

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

RE: File No. 000-19825

Dear Mr. Parker:

We are in receipt of your letter dated February 26, 2013 and have enclosed our response in the attachment to this letter.

As requested, SciClone Pharmaceuticals, Inc. acknowledges that we are responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to the staff comment do not foreclose the Commission from taking any action with respect to the filing; and SciClone Pharmaceuticals, Inc. may not assert the staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

By:	/s/ Gary S. Titus
Gary S. Titus
Chief Financial Officer and Senior Vice President, Finance

Enclosure

Item 4.01 Form 8-K dated February 22, 2013, Filed February 22, 2013

1.	Please confirm that you will amend this Item 4.01 8-K to:

•

Disclose the effective date of the declination of Ernst & Young LLP as the date Ernst & Young LLP completed its audit services for the fiscal year ending December 31, 2012, including the restatement of the Company’s financial statements for the year ended December 31, 2011, and the Company’s 2012 annual report on Form 10-K has been filed; and

•	Update the interim period related to paragraphs (a)(1)(iv) and (a)(2) of Item 304 of Regulation S-K through the effective date of declination.

Response:

We confirm that we will amend the Form 8-K to disclose the effective date of the declination of Ernst & Young LLP as the date Ernst & Young LLP completed its audit services for the fiscal year ending December 31, 2012, including the restatement of the Company’s financial statements for the year ended December 31, 2011, and the Company’s 2012 annual report on Form 10-K has been filed. At that time, we will also update the interim period related to paragraphs (a)(1)(iv) and (a)(2) of Item 304 of Regulation S-K through the effective date of declination, which is expected to occur in March 2013.

2.	Upon amending your filing, please include, as Exhibit 16, an updated letter from your former accountants, Ernst & Young LLP, addressing the revised 8-K disclosure, as required by Item 304(a)(3) of Regulation S-K.

Response:

Upon amending our filing as described in our response to the Staff’s first comment, we will include an updated letter from Ernst & Young LLP addressing the revised Form 8-K disclosure, as required by 304(a)(3) of Regulation S-K.